FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2002

Commission File Number _____0-16174_____

__TEVA PHARMACEUTICAL INDUSTRIES LIMITED__

(Translation of registrant's name into English)

__5 Basel Street, P.O. Box 3190__
__Petach Tikva 49131 Israel__

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___	Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                        Chief Financial Officer
                        Teva Pharmaceutical Industries Ltd.
                        (011) 972-2-589-2840
                        (917) 853-2592

                    Bill Fletcher
                        President and CEO
                        Teva North America
                        (215) 591-8800
                        (215) 896-1110

                    Dorit Meltzer
                        Director, Investor Relations
                        Teva Pharmaceutical Industries Ltd.
                        (011) 972-3-926-7554
                        (011) 972-55-227733

FOR IMMEDIATE RELEASE

TEVA TO TERMINATE THE PROMISE TRIAL FOLLOWING UNFAVORABLE INTERIM ANALYSIS

Jerusalem, Israel, November 7, 2002 – Teva Pharmaceutical Industries Ltd. (Nasdaq: Teva) announced that an interim analysis of its clinical trial on primary progressive multiple sclerosis showed that it was improbable that the study at its current protocol, would reach statistical significance. The scheduled interim analysis by the study's data safety monitoring committee came two years into the three-year study. There have been no safety concerns about treatment with COPAXONE® (glatiramer acetate for injection).

"Primary progressive MS is very different from relapsing-remitting MS, affecting less than 10% of MS patients worldwide, and there is much we still need to learn about what causes these patients to progress. Even though this trial will not yield a drug therapy, the amount of data accumulated, will bring us a step closer to future treatments to help people with primary progressive MS." said Jerry S. Wolinsky M.D., principal investigator of the study, and director of the MS Research Group at the University of Texas Health Science Center, Houston, Texas. "What we do know is that COPAXONE® is an effective treatment for the relapsing form of the disease as was demonstrated in three placebo-controlled trials, and with data accumulated on long term efficacy of up to 8 years".

We are sorry that the results mean that patients with primary progressive MS will not benefit from COPAXONE® as do over 60,000 relapsing-remitting patients worldwide. However, we knew when we launched the trial that no company has yet been able to find a therapy for this severely affected patient population," said Israel Makov, President and CEO of Teva. "Our company is committed to continued research in the field of MS both with COPAXONE® and new molecules".

COPAXONE® is the second most prescribed therapy for relapsing-remitting MS in the United States and is approved in 41 countries worldwide, including the U.S., Canada, Australia, Israel and all the European countries. In Europe, COPAXONE® is marketed by Teva Pharmaceutical Industries Ltd., and Aventis Pharma. In North America, COPAXONE® is marketed by Teva Neuroscience, a fully owned subsidiary of Teva Pharmaceutical Industries.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies in the world. More than 80 percent of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients. Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
        Name: Dan Suesskind
        Title: Chief Financial Officer

Date: November 7, 2002